Exhibit 12.2
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Six months ended June 30,	Twelve Months Ended
		December 31,
	2016	2015	2014	2013	2012	2011
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$94,068	$239,211	$208,903	$253,001	$204,138	$123,351
Adjust for distributed income of equity investees	(407)	1,060	(7,228)	4,659	8,509	(9,018)
Fixed charges, as below	47,056	93,164	89,751	89,819	87,162	86,249
Total earnings, as defined	$140,717	$333,435	$291,426	$347,479	$299,809	$200,582

Fixed charges, as defined:
Interest charges (1)	$46,215	$91,762	$88,034	$88,309	$85,359	$84,626
Rental interest factor	841	1,402	1,717	1,510	1,803	1,623
Total fixed charges, as defined	$47,056	$93,164	$89,751	$89,819	$87,162	$86,249
Ratio of earnings to fixed charges	2.99x	3.58x	3.25x	3.87x	3.44x	2.33x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$94,068	$239,211	$208,903	$253,001	$204,138	$123,351
Adjust for distributed income of equity investees	(407)	1,060	(7,228)	4,659	8,509	(9,018)
Supplemental fixed charges, as below	47,156	93,406	90,095	90,324	87,793	87,035
Total earnings, as defined	$140,817	$333,677	$291,770	$347,984	$300,440	$201,368

Supplemental fixed charges:
Interest charges (1)	$46,215	$91,762	$88,034	$88,309	$85,359	$84,626
Rental interest factor	841	1,402	1,717	1,510	1,803	1,623
Supplemental increment to fixed charges (2)	100	242	344	505	631	786
Total supplemental fixed charges	$47,156	$93,406	$90,095	$90,324	$87,793	$87,035
Supplemental ratio of earnings to fixed charges	2.99x	3.57x	3.24x	3.85x	3.42x	2.31x

(1) FIN 48 interest is not included in interest charges.
(2) Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.